                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of August, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    ----------------------------------------
                    (address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)


                      Form 20-F /x/          Form 40-F /_/


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                        Yes /_/                No /x/

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS

Exhibit I .... "Review of Operations - First Quarter of Fiscal Year 2005"

Exhibit II ... "Novel Denim Holdings Limited Announces Fiscal 2005 First Quarter
               Results"

                                                                       Exhibit I

REVIEW OF OPERATIONS - FIRST QUARTER OF FISCAL YEAR 2005


THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

Net sales increased 7.1% to $41.1 million in first quarter 2005 from $38.3 million in first quarter 2004. Net sales in the garment division were $12.9 million (on 1.3 million pieces) in first quarter 2005 compared to $21.4 million (on 2.2 million pieces) in first quarter 2004, a decrease of 39.9%. The reduction in garment sales was the net result of decreased production following the wind-down of garment operations in Mauritius and the closure of garment operations in South Africa. Third party fabric sales in the fabric division were $28.2 million comprised of fabric sales of $25.5 million (on 10.9 million meters) and $2.7 million of fabric processing revenue in first quarter 2005 compared to $16.9 million comprised of fabric sales of $14.8 million (on 7.1 million meters) and $2.1 million of fabric processing revenue in first quarter 2004, an increase of 66.7%. This increase in third party fabric revenue was primarily due to increased fabric production in South Africa and Mauritius and an increase in the average fabric selling price.

Gross profit decreased 84% to $0.9 million in first quarter 2005 from $5.7 million in first quarter 2004. Gross profit as a percentage of net sales decreased to 2.3% in first quarter 2005 from 14.9% in first quarter 2004. This decrease in gross profit margin was primarily due to the write down of certain inventories associated with the closure of operations in Mauritius.

Other revenues decreased to $1.4 million in first quarter 2005 compared to $1.7 million in first quarter 2004. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and government subsidy on export in South Africa.

Selling, general and administrative expenses as a percentage of net sales decreased to 10.3% in first quarter 2005 compared to 13.4% in first quarter 2004. Selling, general and administrative expenses decreased 18.2% to $4.2 million in first quarter 2005 from $5.2 million in first quarter 2004. The decrease was mainly related to an exchange gain of $0.8 million in first quarter 2005 as compared to an exchange gain of $0.30 million in same quarter of 2004, relating to borrowings denominated in South African Rand and Mauritius Rupees.

Operating income decreased to a loss of $1.9 million in first quarter 2005 from a profit of $2.3 million in first quarter 2004. Operating income as a percentage of net sales decreased to (4.7%) in first quarter 2005 from 6.0% during the same period in 2004. This decrease was due to the decrease in gross profit margin as described above.

Interest expense, net in the first quarter 2005 decreased 25.7% to $0.6 million from $0.8 million in first quarter 2004, primarily due to general lower interest rate borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 1.4% in first quarter 2005 from 2.1% in first quarter 2004.

Net income from continuing operations decreased to a loss of $2.6 million in first quarter 2005 from a profit of $1.4 million in first quarter 2004. This decrease was primarily attributable to lower gross margin and factors affecting operating.

Net income from discontinued operations in first quarter 2005 was a profit of $0.7 million as compared to a loss of $1.1 million in the same period of 2004. Included in discontinued operations are the Company's South African garment operations. The change is mainly the result of receiving government subsidiary in the first quarter 2005.

Net income decreased to a loss of $1.9 million in first quarter 2005 from a profit of $0.3 million in first quarter 2004.

Basic and diluted earnings per share for continuing operations was $(0.32) for the first quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $0.18 for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share for discontinued operations was $0.09 for the first quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.14) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share was $(0.23) for the first quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $0.04 for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

                                                                      Exhibit II

Contact: Andrew L. Fine
         Novel Denim Holdings Limited
         Investor Relations
         +1-212-953-1373


                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                        FISCAL 2005 FIRST QUARTER RESULTS

HONG KONG, August 6, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the first quarter ended June 30, 2004 of its fiscal year ending March 31, 2005.

For the first quarter, net sales increased by 7.1% to $41.1 million, compared to $38.3 million for the same quarter last year. Garment sales decreased by 40% to $12.9 million, compared to $21.4 million for the same period last year. Offsetting this was a 66.7% increase in third party fabric revenues which increased to $28.2 million, compared to $16.9 million in the same quarter last year. The Company reported a net loss for the quarter of $1.8 million, compared to a net profit of $0.3 million in the comparable period last year. Diluted loss per share was $0.23, compared to diluted profit per share of $0.04 in the comparable quarter last year.

Mr. K.C. Chao, the Company's President and Chief Executive Officer commented, "This past quarter was focused on winding-down our operations in Mauritius and preparing for the sale of our Mauritian textile operations and one garment facility to a local buyer, whose completion was announced in July. Outside of Mauritius, our South African textile operations continued to operate at a loss and our Chinese printing and dyeing operation operated at a small profit."

UPDATED OUTLOOK FOR REMAINDER OF FISCAL 2005

The Company announced that it plans to focus on reducing the operating losses in its South African operations and improve cash flow from its Chinese operations to pay down bank borrowings. The Company expects to report a net loss of approximately $1 million in the second quarter and a small net loss for the second half of the fiscal year. "We are pleased to have completed the sale of a significant portion of our assets in Mauritius, though at a large discount to book value. We must now dispose of our remaining assets in Mauritius, reduce costs and work towards improving cash flow," concluded Mr. Chao.

The Company will be hosting a conference call today at 8:30 am EST to discuss results for the first quarter. This call will be available over the Internet through www.fulldisclosure.com.

ABOUT NOVEL DENIM

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                  (US$ in thousands, except per share amounts)


                                                      FOR THE THREE MONTHS ENDED
                                                         JUNE 30,      JUNE 30,
                                                           2003           2004
                                                         --------      --------

Net sales ..........................................     $ 38,354      $ 41,071

Cost of goods sold .................................       32,634        40,132
                                                         --------      --------

Gross profit .......................................        5,720           939

Other revenues .....................................        1,737         1,354

Selling, general & administrative expenses .........        5,162         4,223
                                                         --------      --------

Operating income ...................................        2,295        (1,930)

Interest expense, net ..............................          799           594
                                                         --------      --------

Income before minority interest ....................        1,496        (2,524)

Minority interest ..................................            4            (6)
                                                         --------      --------

Income before taxation .............................        1,492        (2,518)

Taxation ...........................................           71            64
                                                         --------      --------

Income from continuing operations ..................        1,421        (2,582)

Net gain/(loss) from discontinued operations .......       (1,101)          733
                                                         --------      --------

Net income .........................................     $    320      $ (1,849)
                                                         ========      ========

Earnings per share

Basic

Continuing operations ..............................     $   0.18      $  (0.32)

Discontinued operations ............................        (0.14)         0.09
                                                         --------      --------


Total ..............................................     $   0.04      $  (0.23)

Diluted

Continuing operations ..............................     $   0.18      $  (0.32)

Discontinued operations ............................        (0.14)         0.09
                                                         --------      --------

Total ..............................................     $   0.04      $  (0.23)

Weighted average Ordinary Shares outstanding
(in thousands)

Basic ..............................................        8,028         8,028

Diluted ............................................        8,028         8,028

                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                               (US$ in thousands)



                                                                                    JUNE 30,            MARCH 31,          JUNE 30,
                                                                                      2003                 2004               2004
                                                                                    --------            --------            --------
ASSETS

Cash and cash equivalents ..............................................            $ 12,140            $  3,684            $  6,192

Accounts receivable ....................................................              29,408              25,307              30,673

Inventories ............................................................              39,177              35,110              17,596

Other current assets ...................................................               7,740               2,998               2,757

Assets of discontinued operations ......................................               6,640               1,847               2,223

Fixed assets, net ......................................................              80,986              59,264              56,159
                                                                                    --------            --------            --------

        Total assets ...................................................            $176,091            $128,210            $115,600
                                                                                    ========            ========            ========

LIABILITIES & SHAREHOLDERS' EQUITY

Short-term borrowings and bank overdrafts ..............................            $ 64,884            $ 54,579            $ 51,743

Current portion of long-term borrowings ................................               3,506               3,614               3,593

Other current liabilities ..............................................              21,055              23,166              16,868

Liabilities of discontinued operations .................................               2,421                 666                  45

Long-term debt .........................................................               8,116               5,468               4,540

Other liabilities ......................................................               8,490               7,297               7,262
                                                                                    --------            --------            --------

        Total liabilities ..............................................             108,472              94,790              84,051

Shareholders' equity ...................................................              67,619              33,420              31,549
                                                                                    --------            --------            --------

        Total liabilities & shareholders' equity .......................            $176,091            $128,210            $115,600
                                                                                    ========            ========            ========


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                              Novel Denim Holdings Limited
                                        ----------------------------------------
                                                      (Registrant)


Date: August 12, 2004                  By:            /s/ K.C. Chao
                                           -------------------------------------
                                                        K.C. Chao
                                           Chief Executive Officer and President